Exhibit (a)(14)

For Immediate Release	Media Contact:	Investor Contact:
October 14, 2010	John Lacey	Patrick Flanigan
	(617) 768-6690	(617)
	768-6563	lohn.laceyna
Genzyme’s Alemtuzumab Shows Sustained Reduction in Relapses and Disability
in Five-Year Review of MS Patients from Phase 2 Trial
Significant Benefit Observed for Patients with Highly Active MS on
Alemtuzumab—Similar to Overall Alemtuzumab-Cohort
Data Reported at ECTRIMS International Conference
CAMBRIDGE, Mass. —Genzyme Corporation (Nasdaq: GENZ) today reported five-year patient data from its completed Phase 2 multiple sclerosis (MS) trial. This sub-group analysis found that nearly 90 percent of alemtuzumab-treated patients were free of sustained accumulation of disability, and that patients receiving alemtuzumab also maintained improved mean disability scores and a low risk of relapse over the 60-month follow-up period. The majority of alemtuzumab patients received their last course of treatment at month 12 in the study. These accumulated efficacy and safety data were presented in Sweden at the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) annual meeting, one of the largest annual international MS conferences.
The CAMMS223 Phase 2 trial, first reported in the New England Journal of Medicine in 2008, compared alemtuzumab to the approved MS therapy Rebif® (high dose interferon beta-la) in early, active, relapsing-remitting multiple sclerosis (RRMS) patients who had received no prior therapy. In the trial, alemtuzumab was given to patients in two or three annual cycles of not more than five days per cycle, while Rebif was given to patients three times per week, every week for three years.
Results at 60 months of patient follow-up found that:
•	Alemtuzumab-treated patients demonstrated consistently lower annualized relapse rates over the entire observation period compared to those treated with Rebif. Annualized relapse rate was 0.11 in those receiving alemtuzumab, compared with 0.35 in patients receiving Rebif.

•	The mean disability (EDSS) score for patients receiving alemtuzumab improved, but worsened for patients receiving Rebif.

•	Over the 60-month study period, 13 percent of patients receiving alemtuzumab experienced a sustained increase in disability compared with 38 percent of patients taking Rebif.
“These long-term patient follow-up data suggest that alemtuzumab may have a significant disease modifying effect in patients with early, active, relapsing-remitting multiple sclerosis,” said Alasdair Coles, MD, Senior Lecturer, Department of Clinical Neurosciences, University of Cambridge, a lead investigator of the Phase 2 clinical trial and author of the 5-year review abstract.

“We appreciate the tremendous dedication of the patients, physicians, and nurses participating in this important trial, who enabled us to obtain these five-year data,” said Mark Enyedy, Genzyme president for Transplant, Oncology and Multiple Sclerosis. “Their efforts have provided further insights into the potential of alemtuzumab to improve long-term outcomes for patients with multiple sclerosis.” The CAMMS223 Phase 2 trial was larger and follow-up was longer than the typical Phase 2 MS trial.
Strong Benefit Seen in Patients with Highly Active Multiple Sclerosis
A second abstract presented at ECTRIMS found that patients in the Phase 2 trial with highly active RRMS had a significantly decreased annualized relapse rate when receiving alemtuzumab compared to Rebif.
Results at 36-months of patient follow-up found that:
•	Annualized relapse rate was significantly reduced for patients receiving alemtuzumab. Annualized relapse rate was 0.09 in patients receiving alemtuzumab as compared with 0.47 in those receiving Rebif, a reduction of 81 percent.

•	91 percent of alemtuzumab-treated patients were free of sustained accumulation of disability, compared to 75 percent of patients taking Rebif.
More than half of the patients enrolled in the Phase 2 trial had highly active RRMS: 56 percent of alemtuzumab treated patients, and 55 percent of Rebif treated patients. Patients with highly active disease had at least two relapses in the year prior to treatment in the trial, and had at least one gadolinium enhancing brain lesion identified through magnetic resonance imaging (MRI).
“In this Phase 2 trial, alemtuzumab was significantly more effective than Rebif at reducing relapses and the accumulation of disability in patients with highly active disease, a population at a typically higher risk for poor MS outcomes,” said Dean Wingerchuk, M.D., Department of Neurology, Mayo Clinic.
Genzyme is conducting two pivotal Phase 3 trials to evaluate alemtuzumab in the treatment of MS. CARE-MS I, a randomized trial comparing alemtuzumab to Rebif, is studying early, active RRMS patients who have received no prior therapy. CARE-MS II, which also compares alemtuzumab to Rebif, is studying RRMS patients who relapsed while on other MS therapies. Data from the Phase 3 trials are expected to be available in 2011.
Alemtuzumab is an investigational drug for the treatment of MS and must not be used in MS patients outside of a formal, regulated clinical trial setting in which appropriate patient monitoring measures are in place.
About CAMMS223 Phase 2 Study
In the Phase 2 trial, 334 patients with active RRMS were randomized to treatment with alemtuzumab at one of two dose levels, or Rebif. The majority of patients last received alemtuzumab at Month 12. Patients were strongly encouraged to continue for two additional years of follow-up beyond the original three years of the study.

Sixty-eight percent of alemtuzumab patients participated in the follow-up program, and 60 percent were evaluated at 60 months. Forty-two percent of Rebif patients participated in the follow-up program, and 35 percent were evaluated at 60 months. Rater-blinded disability scores were assessed quarterly and relapses as-needed. A sensitivity analysis adjusted for patients receiving alternative disease-modifying therapy during the follow-up period, as well as for retreatment with alemtuzumab.
Safety Information
The five-year data review confirmed what has been previously reported. The common adverse events in the trial included infusion-associated reactions in the alemtuzumab patients and flu-like symptoms and injection site reactions in patients using Rebif. Alemtuzumab-treated patients were more likely than Rebif patients to experience infections, particularly of the upper respiratory tract; infections were predominantly mild to moderate in severity and there were no life-threatening or fatal infections.
As described previously, immune thrombocytopenic purpura (ITP), an autoimmune disease, was identified in six alemtuzumab treated patients and one Rebif patient in the Phase 2 trial. Symptoms of ITP went unrecognized in the first alemtuzumab case and led to the onset of a fatal cerebral hemorrhage. In the other five alemtuzumab-related cases, with timely diagnosis and treatment if needed, all 5 achieved durable remission of ITP.
Approximately 30 percent of alemtuzumab-treated patients developed an autoimmune thyroid-related adverse event. Thyroid disorders either normalized spontaneously or were managed using conventional therapies. One alemtuzumab-treated patient was identified through renal monitoring at month 51 to have anti-glomerular basement membrane (anti-GBM) disease, an autoimmune kidney disease. The patient was successfully treated and is in remission. Patients who experienced an autoimmune adverse event, including ITP, experienced improved control of their MS consistent with alemtuzumab’s effect in the overall study population. Patient monitoring for thyroid disorders, ITP, and anti-GBM disease is incorporated into all Genzyme-sponsored trials of alemtuzumab for the investigational treatment of MS.
Conference Call Information
A conference call and WebEx have been scheduled for today at 12:30 p.m. EST, to review the five-year patient follow-up data from Genzyme’s completed Phase 2 multiple sclerosis (MS) trial. To participate in the call, please dial 312-470-7406 and refer to pass code “Genzyme.” Instructions for the WebEx can be found on the investor events section of www.genzyme.com. Replays of the call will be available by dialing 402-998-1620 until October 22 at 11:59 p.m. EST.
About Genzyme
One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 12,000 employees in locations spanning the globe and 2009 revenues of $4.5 billion. In 2010, Genzyme was named to the Fortune 500.

With many established products and services helping patients in 100 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and immune disease. Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as cardiovascular disease, neurodegenerative diseases, and other areas of unmet medical need.
This press release contains forward-looking statements regarding Genzyme’s future plans and business strategies, including: its expectations about when data will become available from the two phase 3 trials and the success of alemtuzumab to treat MS. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements, including: the timing and outcome of the data from the phase 3 trials; the timing and outcome of discussions with the regulatory agencies regarding approval of alemtuzumab for MS; the actual safety and efficacy of alemtuzumab for MS; and the risks and uncertainties described in reports filed by Genzyme with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation the information under the heading “Risk Factors” in Genzyme’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2010. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and Genzyme undertakes no obligation to update or revise these statements.
Genzyme®, Campath®, and MabCampath® are registered trademarks and CARE-MS is a service mark of Genzyme Corporation. All rights reserved. Rebif® is a registered trademark of EMD Serono, Inc. or affiliates.
Genzyme’s press releases and other company information are available at www.genzyme.com and by calling Genzyme’s investor information line at 1-800-9054369 within the United States or 1-678-999-4572 outside the United States.